UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Surf Lakes Global, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   October 3, 2023

Physical Address of Issuer:

31531 Rancho Viejo Road, Unit 102, San Juan Capistrano, California 92675, United States

Website of Issuer:

www.surflakes.com

Current Number of Employees:

1

	Fiscal year-ended June 30, 2025*	Fiscal year-ended June 30, 2024*
Total Assets	$817,860	$1,165,559
Cash & Cash Equivalents	$162,275	$510,868
Accounts Receivable	$0	$978
Current Liabilities	$1,667,176	$728,835
Long-Term Liabilities	$4,271,546	$4,226,552
Revenues/Sales	$0	$1,056,590
Cost of Goods Sold**	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(4,529,868)	$(5,522,883)

*   The financials in the table above for 2025, and in <u>Exhibit B</u>, attached hereto and made a part hereof, reflect the self-certified results for the Company.

** Cost of Revenue

TABLE OF CONTENTS

July 20, 2026

Surf Lakes Global, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Surf Lakes Global, Inc. ("**Surf Lakes**," the "**Company,**" "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.surflakes.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 20, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Surf Lakes Global, Inc.
_____
(Issuer)

By:/s/ Troy Warfield
_____
(Signature)

Troy Warfield
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Troy Warfield
_____
(Signature)

Troy Warfield
_____
(Name)

Chairman
_____
(Title)

July 20, 2026
_____
(Date)

/s/ Joshua Hamlin
_____
(Signature)

Joshua Hamlin
_____
(Name)

Director
_____
(Title)

July 20, 2026
_____
(Date)

/s/ Reuben Buchanan
_____
(Signature)

Reuben Buchanan
_____
(Name)

Director
_____
(Title)

July 20, 2026
_____
(Date)

/s/ John Diddams
_____
(Signature)

John Diddams
_____
(Name)

Director
_____
(Title)

July 20, 2026
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
July 20, 2026

Surf Lakes Global, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Surf Lakes Global, Inc. owns and utilizes certain proprietary technology around the creation and operation of man-made lake that, through the combination of the central wave device and the bathymetry of the lake bed, generates artificial waves that are suitable for recreational water activities including surfing and related activities.

Surf Lakes Global, Inc. was formed as a Delaware corporation on October 3, 2023. The Company originally was launched in Australia as Surf Lakes Holdings Pty Ltd. on June 30, 2016. In December 2023, the Company completed a Scheme of Arrangement re-organization transaction whereby Surf Lakes Global, Inc. became the holding company of Surf Lakes Holdings Pty Ltd. and its subsidiaries in exchange for issuing to each shareholder of Surf Lakes Holding Limited one share in the Company for each 10 shares held in Surf Lakes Holdings Pty Ltd. This redomicile to the United States was undertaken to enhance access to U.S. capital markets and support the company's expansion and commercialization strategy. The Company is located at 31531 Rancho Viejo Road, Unit 102, San Juan Capistrano, California 92675. The Company intends to offer directly owned or licensed surf park locations in the United States and internationally.

The Company has the following subsidiaries:

(i)   Surf Lakes Holdings Pty Ltd., which was formed on June 30, 2016 as a public company in Australia and has since become a private company. This entity holds the intellectual property of the Company and is directly owned by the Company. This entity does not have any employees.

(ii)   Surf Lakes North America, LLC which was formed on January 1, 2022 as a Delaware limited liability company. This entity oversees all United States operations and has 2 employees.

(iii)   Surf Lakes Queensland Pty Ltd., which was formed on March 3, 2021 as a company in Australia. This entity is for the Company's Yeppoon Surf Lake property and has no employees.

(iv)   Surf Lakes Equipment Pty Ltd., which was formed on February 6, 2020 as a company in Australia. This entity owns the Company's assets and has no employees.

(v)   Surf Lakes International Pty Ltd., which was formed on May 16, 2018 as a company in Australia. This entity handles the Company's global licensing and has 11 employees.

(vi)   Mulara Site Pty Ltd., which was formed on July 6, 2018 as a company in Australia. This entity does not have any employees and is now dormant.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended June 30, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is www.surflakes.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

If we are delayed or unsuccessful in launching our surf parks commercially, our revenue, financial results, and business may be significantly harmed.

We plan to significantly expand our business by launching a number of surf parks in the U.S. and internationally, whether on our own or in partnership with others. The capital we raise here will empower us to build out these surf parks. If we are unable to successfully manage our budgets and meet our timelines, or if we encounter delays in developing these surf parks or are unsuccessful in launching commercially, it will have a material adverse effect on our revenues, financial results and business. There is no guarantee that we will be able to successfully launch our surf parks in a timely manner and on budget.

If we are unsuccessful in adding customers of our surf parks, or if our customers decrease their level of attendance, our revenue, financial results, and business may be significantly harmed.

We develop surf parks. The number of customers at our surf parks and our customer's level of attendance will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active visitors to our surf parks. If clients do not perceive our surf parks as useful or enjoyable, we may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their visits. There is no guarantee that we will not experience an erosion of our active customer base or attendance levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, each surf park is subject to compliance with state and local environmental protection laws and regulations, building code and related construction regulations, water rights and related regulations, noise and gathering restrictions/regulations, and other regulations and laws around operating a theme park or similar establishment. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

Description of the Business

Surf Lakes Global, Inc. and its subsidiaries (collectively, "Surf Lakes") own and utilize certain proprietary technology around the creation and operation of man-made lake that, through the combination of the central wave device and the bathymetry of the lake bed, generate artificial waves that are suitable for recreational water activities including surfing and related activities.

Business Plan

Over a number of years, Surf Lakes has developed proprietary technology and other intellectual property in the artificial wave industry. In 2020, Surf Lakes proved its technology at full scale at its wave park at Yeppoon, Queensland, Australia. Surf Lakes has two patents registered in various key territories over its technology and also registered trademarks over its name in key territories. Surf Lakes engages in intellectual property licensing and project development in various territories around the world. The current strategy of the Company includes an objective to commence construction, complete and open one commercial facility as soon as reasonably feasible. Based on current information, the most likely project to be completed first is the licensee project located in Norco, California. However, the Surf Lakes-owned facility located at Yeppoon in Queensland may be a viable first option, provided Surf Lakes is able to raise the necessary capital for project development and construction. While Surf Lakes continues to press for the first commercial project opening, it intends to continue to build revenue through further IP licensing and project development. To date, the Company has 9 current licensing agreements–1 with the majority-owned Company licensee located in Australia and 8 with licensees located in the USA.

The Company plans to significantly expand its business by investing in product and business development and increasing sales and marketing activities. The capital we raise here will empower us to expand our product and business development and sales and marketing efforts as we continue to aggressively grow out our infrastructure and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Surf Parks	Utilizing its valuable intellectual property, designs, licenses and/or constructs and operates surf parks that provide artificial waves for surfing and other aquatic activities.	Licenses its patented technology to property developers or operates its own locations where surfers and other people wanting to engage in aquatic activities are its main customers

Competition

The markets in which our services are sold are competitive. There are several other competitors in the Surf Park industry, but the industry is generally still in its infancy with respect to fully operational surfing wave parks. There are a limited number of open parks currently (possibly 20 at most). Competitors rely on a different technology and offer far fewer customers per wave, as the Surf Lakes design allows for a 360 degree park (circular from center outward) as opposed to a single lane of waves, or 180 degree channel of waves utilized by competitor technologies.

Customer Base

Surf Lakes engages in both licensing and direct operations. Under its licensing model, Surf Lakes seeks out qualified property developers that wish to utilize the Company's patented technology to build a Surf Lakes Project in a specifically licensed territory. In exchange for the license from the Company, the licensee will pay royalties and service fees to Surf Lakes. Under its direct operations model, Surf Lakes will own and operate the Surf Lakes facilities, with its main customer base being surfers and other people wanting to engage in aquatic activities.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company possesses significant intellectual property in the form of patents and trademarks throughout the world. To date, the Company has 2 primary patents (77 patents total when counting countries) and 55 registered trademarks, with 5 patent applications and 2 trademark applications pending.

Patents are as follows:

Patent No./Application No.	Title	Country	Status	Registration/Grant Date
2017363824	"Non-Contact Liquid Sealing Actuator System"	Australia	Granted	1/6/2022
3544702	"Non-Contact Liquid Sealing Actuator System"	Austria	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Belgium	Granted	9/15/2021
11 2019 0100301 5	"Non-Contact Liquid Sealing Actuator System"	Brazil	Granted	6/20/2023
3041363	"Non-Contact Liquid Sealing Actuator System"	Canada	Pending	-
01311-2019	"Non-Contact Liquid Sealing Actuator System"	Chile	Granted	1/7/2021
201780079066.6	"Non-Contact Liquid Sealing Actuator System"	China	Granted	5/28/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Croatia	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Cyprus	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Czechia	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Denmark	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Estonia	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Finland	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	France	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Germany	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Greece	Granted	9/15/2021
40012332	"Non-Contact Liquid Sealing Actuator System"	Hong Kong	Granted	10/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Hungary	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Iceland	Granted	9/15/2021
447239	"Non-Contact Liquid Sealing Actuator System"	India	Granted	8/25/2023
IDP000073850	"Non-Contact Liquid Sealing Actuator System"	Indonesia	Granted	12/18/2020
3544702	"Non-Contact Liquid Sealing Actuator System"	Ireland	Granted	9/15/2021
270981	"Non-Contact Liquid Sealing Actuator System"	Israel	Granted	1/30/2020

3544702	"Non-Contact Liquid Sealing Actuator System"	Italy	Granted	9/15/2021
7125765	"Non-Contact Liquid Sealing Actuator System"	Japan	Granted	8/17/2022
3544702	"Non-Contact Liquid Sealing Actuator System"	Malta	Granted	9/15/2021
MX/a/2019/005919	"Non-Contact Liquid Sealing Actuator System"	Mexico	Granted	9/22/2023
3544702	"Non-Contact Liquid Sealing Actuator System"	Netherlands	Granted	9/15/2021
752530	"Non-Contact Liquid Sealing Actuator System"	New Zealand	Pending	-
3544702	"Non-Contact Liquid Sealing Actuator System"	Norway	Granted	9/15/2021
OM/P/2019/00202	"Non-Contact Liquid Sealing Actuator System"	Oman	Pending	-
3544702	"Non-Contact Liquid Sealing Actuator System"	Poland	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Portugal	Granted	9/15/2021
QA/201905/00277	"Non-Contact Liquid Sealing Actuator System"	Qatar	Pending	
3544702	"Non-Contact Liquid Sealing Actuator System"	San Marino	Granted	9/15/2021
9082	"Non-Contact Liquid Sealing Actuator System"	Saudi Arabia	Granted	12/13/2021
11201903376Y	"Non-Contact Liquid Sealing Actuator System"	Singapore	Granted	3/22/2023
2019/02587	"Non-Contact Liquid Sealing Actuator System"	South Africa	Granted	11/27/2019
10-2420502	"Non-Contact Liquid Sealing Actuator System"	South Korea	Granted	7/8/2022
3544702	"Non-Contact Liquid Sealing Actuator System"	Spain	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Sweden	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Switzerland	Granted	9/15/2021
97002	"Non-Contact Liquid Sealing Actuator System"	Thailand	Granted	11/17/2023
3544702	"Non-Contact Liquid Sealing Actuator System"	Turkey	Granted	9/15/2021
P6000701/19	"Non-Contact Liquid Sealing Actuator System"	United Arab Emirates	Pending	-
3544702	"Non-Contact Liquid Sealing Actuator System"	United Kingdom	Granted	9/15/2021
10,584,506	"Non-Contact Liquid Sealing Actuator System"	United States of America	Granted	3/10/2020
2018204459	"Surfing Wave Generation"	Australia	Granted	10/3/2019
2018204459	"Surfing Wave Generation"	Australia	Granted	3/25/2021
3152364	"Surfing Wave Generation"	Austria	Granted	7/24/2019
3152364	"Surfing Wave Generation"	Belgium	Granted	24/072019
1120160288807	"Surfing Wave Generation"	Brazil	Granted	1/4/2022
2955334	"Surfing Wave Generation"	Canada	Granted	10/4/2022
3170132	"Surfing Wave Generation"	Canada	Pending	-
ZL201580030447.6	"Surfing Wave Generation"	China	Granted	8/23/2019
3152364	"Surfing Wave Generation"	France	Granted	24/072019

602015034444.8	"Surfing Wave Generation"	Germany	Granted	24/072019
3152364	"Surfing Wave Generation"	Greece	Granted	7/24/2019
1230682	"Surfing Wave Generation"	Hong Kong	Granted	5/8/2020
3152364	"Surfing Wave Generation"	Hungary	Granted	7/24/2019
405025	"Surfing Wave Generation"	India	Granted	8/29/2022
IDP000064517	"Surfing Wave Generation"	Indonesia	Granted	11/14/2019
3152364	"Surfing Wave Generation"	Ireland	Granted	7/24/2019
3152364	"Surfing Wave Generation"	Italy	Granted	7/24/2019
6650415	"Surfing Wave Generation"	Japan	Granted	2/19/2020
MX/a/2016/016162	"Surfing Wave Generation"	Mexico	Granted	1/14/2021
3152364	"Surfing Wave Generation"	Netherlands	Granted	7/24/2019
727774	"Surfing Wave Generation"	New Zealand	Granted	2/1/2022
2697-2016	"Surfing Wave Generation"	Peru	Granted	1/14/2021
1-2016-502429	"Surfing Wave Generation"	Philippines	Granted	1/21/2022
3152364	"Surfing Wave Generation"	Poland	Granted	7/24/2019
3152364	"Surfing Wave Generation"	Portugal	Granted	7/24/2019
11201610263U	"Surfing Wave Generation"	Singapore	Granted	10/8/2018
2016/08846	"Surfing Wave Generation"	South Africa	Granted	2/28/2018
2462406	"Surfing Wave Generation"	South Korea	Granted	10/28/2022
3152364	"Surfing Wave Generation"	Spain	Granted	7/24/2019
19108	"Surfing Wave Generation"	Sri Lanka	Granted	12/14/2020
3152364	"Surfing Wave Generation"	Switzerland	Granted	7/24/2019
1601007335	"Surfing Wave Generation"	Thailand	Granted	8/7/2023
3152364	"Surfing Wave Generation"	Turkey	Granted	7/24/2019
5092	"Surfing Wave Generation"	United Arab Emirates	Granted	12/29/2022
3152364	"Surfing Wave Generation"	United Kingdom	Granted	7/24/2019
10,501,951	"Surfing Wave Generation"	United States of America	Granted	12/10/2019

Trademarks are as follows:

Registration No./ Application No.	Title	Country	Status	Registration/Grant Date
2054907	"5 WAVES SURF LAKES & Device"	Australia	Registered	7/13/2020
1932723	"SURF LAKES"	Australia	Registered	1/15/2019
1573844	"SURF LAKES"	Madrid Protocol	Registered	12/2/2020
501573844	"SURF LAKES"	Brazil	Registered	1/27/2022
1573844	"SURF LAKES"	Canada	Published/ advertised	
1573844	"SURF LAKES"	China	Registered	7/15/2021
1573844	"SURF LAKES"	European Union	Registered	1/31/2022
1573844	"SURF LAKES"	United Kingdom	Registered	8/31/2021
IDM000964915	"SURF LAKES"	Indonesia	Registered in Classes 25 and 28	6/4/2022

1573844	"SURF LAKES"	Japan	Registered	0044539
2491720	"SURF LAKES"	Mexico	Registered	0044930
1170142	"SURF LAKES"	New Zealand	Registered	11/2/2021
1573844	"SURF LAKES"	Philippines	Registered	4/4/2021
1573844	"SURF LAKES"	Russia	Registered in classes 25 and 28	12/22/2021
40202102900Y	"SURF LAKES"	Singapore	Registered	4/14/2023
1442024236	SURF LAKES (Class 25)	Saudi Arabia	Registered	6/17/2021
1442024239	SURF LAKES (Class 28)	Saudi Arabia	Registered	6/17/2021
1442024242	SURF LAKES (Class 41)	Saudi Arabia	Registered	6/17/2021
2020/35752	SURF LAKES (Class 25)	South Africa	Registered	12/18/2020
2020/35753	SURF LAKES (Class 28)	South Africa	Registered	12/18/2020
2020/35754	SURF LAKES (Class 41)	South Africa	Registered	12/18/2020
0034767	SURF LAKES (Class 25)	United Arab Emirates	Registered	7/26/2021
0347669	SURF LAKES (Class 28)	United Arab Emirates	Registered	7/26/2021
0347670	SURF LAKES (Class 41)	United Arab Emirates	Registered	7/26/2021
6648564 & 6713388	"SURF LAKES"	United States of America	Registered	2/15//2022 & 4/26/2022
2054914	SURF LAKES & Device	Australia	Registered	7/13/2020
1573822	SURF LAKES & Device	Madrid Protocol	Registered	12/2/2020
501573822	SURF LAKES & Device	Brazil	Registered	1/27/2022
1573822	SURF LAKES & Device	Canada	Published/advertised	
1573822	SURF LAKES & Device	China	Registered	2/1/2023
1573822	SURF LAKES & Device	European Union	Registered	6/25/2021
1573822	SURF LAKES & Device	United Kingdom	Registered	8/25/2021
0336134	SURF LAKES & Device	Israel	Registered	12/5/2021
1573822	SURF LAKES & Device	Japan	Registered	12/9/2021
1573822	SURF LAKES & Device	Repubic of Korea	Registered	10/2/2022
2491719	SURF LAKES & Device	Mexico	Registered	1/4/2023
1170176	SURF LAKES & Device	New Zealand	Registered	11/1/2021
1537822	SURF LAKES & Device	Philippines	Registered	4/4/2021
1573822	SURF LAKES & Device	Russia	Registered	12/22/2021
40202103027Q	SURF LAKES & Device	Singapore	Registered	7/15/2021
6473586	SURF LAKES & Device	United States of America	Registered	9/7/2021
1442024245	SURF LAKES & Device (Class 25)	Saudi Arabia	Registered	6/17/2021

1442024248	SURF LAKES & Device (Class 28)	Saudi Arabia	Registered	6/17/2021
1442024251	SURF LAKES & Device (Class 41)	Saudi Arabia	Registered	6/17/2021
2020/35923	SURF LAKES & Device (Class 25)	South Africa	Registered	2/1/2024
2020/35924	SURF LAKES & Device (Class 28)	South Africa	Registered	2/1/2024
2020/35925	SURF LAKES & Device (Class 41)	South Africa	Registered	2/1/2024
0347671	SURF LAKES & Device (Class 25)	United Arab Emirates	Registered	7/26/2021
0347672	SURF LAKES & Device (Class 28)	United Arab Emirates	Registered	7/26/2021
0347673	SURF LAKES & Device (Class 41)	United Arab Emirates	Registered	7/26/2021
2123940	SURF LAKES STANDARD	Australia	Registered	5/10/2021
2123941	SURF LAKES XL	Australia	Registered	5/10/2021
2123942	SURF LAKES XXL	Australia	Registered	5/10/2021
58720539	SURF LAKES & Device	China	Registered in Class 25	8/27/2030
1594678	SURF LAKES EVERYONE GETS A BREAK Device	Australia	Registered	12/5/2013

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, each surf park is subject to compliance with state and local environmental protection laws and regulations, building code and related construction regulations, water rights and related regulations, noise and gathering restrictions/regulations, and other regulations and laws around operating a theme park or similar establishment. These laws and regulations, and codes, are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education & Qualifications
Troy Warfield	Chief Executive Officer and Chairman of the Board	Chief Executive Officer and Chairman of the Board of Surf Lakes Global, Inc., 2021 – Present (CEO- 2025 - Present). Responsible for sales, strategy and general CEO responsibilities for Surf Lakes Global, Inc. CEO of The Social Gaming Group, 2022 – Present Has led the business by creating opportunities for international growth while enhancing customer experiences.	• University of New South Wales (UNSW), Bachelor of Commerce • Macquarie Graduate School of Management (MGSM), Master of Business Administration •
Lewis Glynn	Chief Operating Officer	COO of Surf Lakes Global, Inc., 2021 – Present Responsible for daily company operations and site project developments.	• University of Plymouth, UK, Bachelor of Science (with Honours) in Building Surveying and the Environment • Member of the Australian Institute of Company Directors
Joven Demonteverde	Chief Financial Officer	Chief Financial Officer of Surf Lakes Global, Inc., 2019 – Present Responsible for statutory financial reporting, financial management, and financial leadership of the Company.	• University of Technology, Sydney (UTS), Bachelor of Business (Accounting & Finance) 2008 • Chartered Accountants Australia & New Zealand (CAANZ), Graduate Diploma of Accounting 2010 • RG146

Joshua Hamlin	Head of Legal and Director	Head of Legal and Director of Surf Lakes Global, Inc., 2022 – Present. Responsible for legal & corporate governance matters. Chief Legal Officer and Director of OG DNA Genetics, Inc., 2018 – 2022 Oversaw all legal, compliance, and risk mitigation functions of the business and implemented the international intellectual property licensing strategy.	Thomas Jefferson School of Law, JD, 2013 Saginaw Valley State University, B.A., Political Science, 2010 Member of California Bar
Reuben Buchanan	Non-Executive Director	Non-Executive Director of Surf Lakes Global, Inc., 2016 – Present. Responsible for board oversight and advising on capital raising and business strategy.	• RG146 / RG105 • Graduate of the Australian Institute of Company Directors (AICD)
John Diddams	Non-Executive Director	Non-Executive Director of Surf Lakes Global, Inc., 2022 – Present. Responsible for board oversight. Non-Executive Chairman of xReality Group Limited (ASX:XRG) Non-Executive Director of Aroa Biosurgery Limited (ASX:ARX). Also holds directorships at companies including DIT AgTech Limited and Volpara Health Technologies Limited (ASX:VHT)	• University of New South Wales (UNSW) Bachelor of Commerce • Australian Institute of Company Directors (AICD), CPA, (Fellow)

Biographical Information

Troy Warfield: Troy is the CEO and Chairman of the Company. He was named CEO of the Company in June 2025. In March 2021, Troy was appointed as Chief Executive at Oche to lead the company into its global expansion. He has an extensive executive-level background in sports media entertainment, luxury consumer industries and travel and hospitality. Most recently, Troy was President of the sports and entertainment company, Topgolf International, where he was responsible for the rapid international expansion program outside of North America, which involved building a strong global franchise footprint. Prior to Topgolf, he was an Executive Director of the Board and Brands and Customer Experience Director at British Airways. At Avis Budget Group, he was Chief Commercial Officer and also led the international franchising of the business. During his time at Kimberly Clark, Troy was Vice President of the European Family Care business and was also Managing Director of the UK and Ireland. Troy has also held senior roles at Unilever. He is a very proud father of three children and enjoys giving back to the community via many charitable roles throughout his career, coaching his son's rugby, and being with friends.

Lewis Glynn: Lewis is the Chief Operating Officer of the Company. He has over a decade of experience managing large and complex construction projects up to $2bn in value as well as founding his own smaller construction and development companies. Lewis' project experience includes aquatic centers, Sydney Harbour marinas, high-rise mixed-use developments, sports stadiums, luxury hotels, and residential towers (100m+ high). In central London, Lewis was the Technical Manager for a $2bn mixed-use development for the Berkeley Group. More recently, Lewis joins us from one of Australia's largest project management consultancy firms where he managed a Business Unit. There, Lewis and his team managed a diverse $1bn+ portfolio from development and design through to construction. Lewis' passion for surfing and background as RNLI senior lifeguard led him to pursue aquatic projects with the aim of eventually taking that to the Surf Park industry.

Joven Demonteverde: Joven is the Chief Financial Officer of the Company. He has over a decade of experience as an accountant in both public practice and commercial industry; and has owned and operated several businesses, two of which he has successfully sold. Joven has consulted to numerous businesses as their Financial Controller and CFO and has helped raise in excess of $30m for several companies, some of which he has helped take through to IPO. Having worked with countless SMEs over the years, Joven brings both breadth and depth of experience in the areas of cash flow management, financial modelling, and business intelligence in supporting key business decisions.

Joshua Hamlin: Josh is a Director and the Head of Legal for the Company. He is a seasoned attorney with combined experience in both law firm and in-house positions. In previous roles, Josh has worked in various industries as outside Corporate Counsel, Chief Legal Officer, as well as a member of the Board of Directors and various committees, overseeing corporate, legal, and financial compliance for cross-border and international firms. Throughout these diverse positions he has developed specific knowledge and expertise in a wide range of both legal and business matters including corporate transactions, intellectual property & licensing agreements, mergers & acquisitions, securities transactions, capital investment, initial public offerings (IPOs), reverse take-over transactions (RTOs), risk mitigation & management, government affairs, legislative lobbying, and strategic development.

Reuben Buchanan: Reuben is a Non-Executive Director of the Company. He was one of the founding Directors of Surf Lakes Holdings Ltd. Reuben has over 22 years experience in the finance, investment, and media industries. He was the Founder of Wealth Creator Magazine in 2002, which he later sold. He also co-founded Wholesale Investor in 2008, founded Axstra Capital in 2010, and holds an Australian Financial Services License. Today, Reuben specializes in corporate finance and capital raising, having raised over $120m in equity for his clients in the last 10 years. He has participated in two ASX listings, served on several Prospectus Due Diligence Committees, and was previously a Director of a small cap ASX listed tech company.

John Diddams: John is a Non-Executive Director of the Company. He joined the board in November 2019 and is a professional Non-Executive Director with a proven track record of taking companies from pre-IPO through to IPO and exit. John has over forty years experience as a CFO, CEO, and director of both private and publicly listed companies. He has extensive knowledge and experience in the practical application of ASX Listing Rules, Australian corporations' law, international accounting standards, and corporate governance principles. Over the past 25 years, John has managed the process to raise capital, perform due diligence and seek ASX listing for a number of diverse enterprises, including oil and gas interests, food distribution and retail, a fine wool processing plant, an innovative telephony product, a biotech company, an Internet advertising initiative, a dental device for snoring and sleep apnea, an indoor skydiving company, an aircraft start-up, a breast care tech company, an adventure tourism company and a healthy fast food restaurant chain. John holds a Bachelor of Commerce from the University of NSW, is a Fellow of the Australian Society of CPAs, and a Fellow of the Australian Institute of Company Directors. John is currently a Non-executive Director of Volpara Health Technologies Limited (ASX: VHT) and Aroa Biosurgery Limited and was until recently a Non-Executive Director of Experience Co Limited (ASX: EXP), an adventure tourism business operating in Australia and NZ.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 full-time employee. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Second Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Second Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

On April 1, 2025, the Company filed a Second Amended and Restated Certificate of Incorporation to modify its authorized capital stock and create two classes of its Common Stock. As a result, the Company's total authorized capital stock is 60,000,000 shares, of which (a) 50,000,000 shares are common stock, $0.0001 par value per share (the "**Common Stock**") and (b) 10,000,000 shares are preferred stock, $0.0001 par value per share (the "**Preferred Stock**"). Of the Common Stock, (i) 45,000,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and (ii) 5,000,000 shares shall be designated as Class B Common Stock (the "**Class B Common Stock**"). In connection with the Second Amended and Restated Certificate of Incorporation, all outstanding Common Stock as of such date of amendment and restatement were converted into Class A Common Stock on a one share of Common Stock to one share of Class A Common Stock basis.

Additionally, the Company has established the 2024 Equity Incentive Plan, as amended, for which 4,000,000 shares of Class A Common Stock was originally authorized for issuance thereunder. The authorized shares of Class A Common Stock was increased in 2026 to 10% of outstanding shares of Class A Common Stock.

As of the date of this Form C-AR, 41,491,235 shares of Class A Common Stock and 1,429,669 shares of Class B Common Stock are issued and outstanding. No Preferred Stock have been issued or are outstanding. Moreover, the Company has issued and outstanding (i) 201,357 special shareholder warrants to purchase Class A Common Stock and (ii) 426,234 in warrants to issue Class A Common Stock. Additionally, there are 4,171,131 options and RSUs to purchase Class A Common Stock issued and outstanding under the 2024 Equity Incentive Plan.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	41,491,235
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock which may dilute the Security.

Type	Class B Common Stock
Amount Outstanding	1,429,669*
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options & RSUs to Purchase Class A Common Stock
Shares Issuable Upon Exercise	4,171,131
Voting Rights	The holders of Options or RSUs to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option or RSU, upon exercise, grants the holder of such Option or RSU, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options or RSUs to purchase Class A Common Stock which may dilute the Security.

Type	Special Shareholder Warrants to Purchase Class A Common Stock
Shares Issuable Upon Exercise	201,357
Voting Rights	The holders of Special Shareholder Warrants to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Special Shareholder Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Special Shareholder Warrants to purchase Class A Common Stock which may dilute the Security.

Type	Warrants to Purchase Class A Common Stock
Shares Issuable Upon Exercise	426,234
Voting Rights	The holders of Warrants to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants to purchase Class A Common Stock which may dilute the Security.

Type of security	Convertible Notes*
Principal Amount Outstanding	$1,599,754
Voting Rights	None
Anti-Dilution Rights	None
Interest Rate	10% per annum, payable quarterly in arrears
Material Terms	a. Maturity Date of May 24, 2026; b. Upon written notice, the holder may elect to convert the Convertible Note at any time, into Class A Common Stock at a conversion price of $1.50 per share; c. Each Holder can elect to redeem the Convertible Note for cash after holding the note for a minimum of 12 months; d. The Company has the right to prepay the Convertible Notes prior to the one year anniversary of issuance and, in such case, the holders have the option of receiving bonus shares of Class A Common Stock equal to 5% of the value of the holders Convertible Note or converting the Convertible Note into Class A Common Stock at a conversion price of $1.50 per share; and e. The Convertible Notes will automatically convert into Class A Common Stock at maturity at a conversion price of $1.50 per share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

*The Company has Board approval to issue up to $5,000,000 in Convertible Notes. Additionally, $100,000 of the current outstanding Convertible Notes are with related parties. Please see the section titled "*Transactions with Related Persons and Conflicts of Interest*" for more information.

Voting and Control

Each Investor holding the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result, Investors have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Additionally, the Second Amended and Restated Certificate of Incorporation provides for drag-along and tag-along rights for stockholders upon specified approval thresholds having been met.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Outstanding Debt

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	N/A*	38,796,042	N/A	December 22, 2023	Section 4(a)(2)
Common Stock	$1,114,441	412,756	Product and Business Development and General Working Capital	Various dates between April 2024 and June 2024	Regulation D/ Regulation S
Common Stock	$574,443	191,481	Product and Business Development and General Working Capital	Various dates between July 2024 and September 2024	Regulation D/ Regulation S
Common Stock	$498,278	160,817	Product and Business Development and General Working Capital	Various dates between November 2024 and January 2025	Regulation D/ Regulation S
Special Shareholder Warrants to Purchase Common Stock	$751,111	242,294**	Product and Business Development and General Working Capital	Various dates between November 2024 and February 2025	Regulation D/ Regulation S
Warrant to Purchase Common Stock	$0	376,342	Product and Business Development and General Working Capital	Various dates between November 2024 and January 2025	Regulation D/ Regulation S

Options and RSUs to Purchase Common Stock under the Company's 2024 Equity Incentive Plan	$0	4,171,131	N/A	Various dates between June 2024 and June 2026***	Rule 701
Convertible Notes	$615,950	6	Product and Business Development and General Working Capital	Various dates between February 24, 2025 and March 31, 2025	Section 4(a)(2)
Class B Common Stock	$4,510,415****	1,429,669	Product and Business Development and General Working Capital	Various dates between May 9, 2025 and October 31, 2025	Regulation CF

*Issued in connection with the Scheme of Arrangement re-organization transaction whereby the Issuer became the holding company of Surf Lakes Holdings Pty Ltd. and its subsidiaries in exchange for issuing to each shareholder of Surf Lakes Holding Pty Ltd. one share in the Issuer for each 10 shares held in Surf Lakes Holdings Pty Ltd.

**30,864 of the Special Shareholder Warrants have been exercised.

***Issued in connection with the Scheme of Arrangement to reflect prior awards granted by Surf Lakes Holding Pty Ltd. The actual grants were issued in 2024 and 2025 after adoption of the Company's 2024 Equity Incentive Plan.

****Includes Investor Processing Fees.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of June 30, 2026, the Company had an aggregate of approximately $814,284 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In October 2025, the Company completed an offering of Class B Common Stock pursuant to Regulation CF and raised $4,510,415.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) On February 24, 2025, the Company entered into a Convertible Note for $49,999.80 with Aaron Trevis, the former Company CTO, Founder and Director. The Convertible Note provides for an interest rate of 10%. The Convertible Note has a maturity date of May 24, 2026 and is convertible into Class A Common Stock using a conversion price of $1.50 per share.

(b) On February 24, 2025, the Company entered into a Convertible Note for $50,000.40 with Reuben Buchanan, a director of the Company. The Convertible Note provides for an interest rate of 10%. The Convertible Note has a maturity date of May 24, 2026 and is convertible into Class A Common Stock using a conversion price of $1.50 per share.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

July 20, 2026

Surf Lakes Global, Inc.



SURF LAKES GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

ASSETS

	2025	2024
Current Assets		
Cash and cash equivalents	$ 162,275	$ 510,868
Trade and other receivables, net	-0-	978
Prepaid expenses and other current assets	192,569	62,746
Total current assets	354,844	574,592
Property and Equipment, net	413,448	461,824
Bonds	-0-	8,453
Deposits	16,659	16,907
Operating lease right-of-use assets	32,909	103,783
Total other assets, net	49,568	129,143
Total Assets	$ 817,860	$ 1,165,559

LIABILITIES AND OWNERS' DEFICIT

	2025	2024
Current Liabilities		
Current portion of operating lease liabilities	$ 32,130	$ 50,135
Accounts payable and other current liabilities	786,244	678,700
Short-term debt, net	182,046	-0-
Current portion of convertible notes payable	666,756	-0-
Total current liabilities	1,667,176	728,835
Long-term Liabilities		
Operating lease liabilities, net	-0-	32,607
Deferred revenue	4,271,546	4,193,945
Total long-term liabilities	4,271,546	4,226,552
Owners' Deficit		
Controlling interest	(5,963,743)	(4,641,119)
Non-controlling interest	842,881	851,291
Total Owners' Deficit	(5,120,862)	(3,789,828)
Total Liabilities and Owners' Deficit	$ 817,860	$ 1,165,559

SURF LAKES GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

	2025	2024
Revenues	$ -0-	$ 1,056,590
Expenses		
Advertising	368,518	219,005
Depreciation expense	16,170	27,579
Employee benefits	2,080,904	2,822,687
Finance costs	72,108	145,236
Professional fees	1,730,696	1,246,887
Repairs and maintenance	28,453	224,348
Research and development	9,842	185,629
Share based payments	442,067	1,903,481
Travel	118,425	161,687
Total expenses	4,867,183	6,936,539
Loss from operations	(4,867,183)	(5,879,949)
Other income (expense)		
Other income	279,661	398,265
Accumulated foreign currency translation adjustments	18,272	(80,704)
Other income, net	297,933	317,561
Loss before income tax (expense) benefit	(4,569,250)	(5,562,388)
Income tax (expense) benefit	-0-	-0-
Net loss	$ (4,569,250)	$ (5,562,388)
Less: Net Loss Attributable to Non-controlling Interest	(39,382)	(39,505)
Net Loss Attributable to Parent Company	$ (4,529,868)	$ (5,522,883)

SURF LAKES GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OWNERS' DEFICIT
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

	Issued Capital	Reserves	Accumulated Losses	Parent equity	Non-controlling Interest	Total equity
Balance, July 1, 2024	$23,713,962	$1,112,006	$(28,520,757)	$(3,694,789)	$ -0-	$(3,694,789)
Change in ownership interest in subsidiary without loss of control	-0-	-0-	(75,962)	(75,962)	75,962	-0-
Net income/(loss)	-0-	-0-	(5,522,883)	(5,522,883)	(39,505)	(5,562,388)
Foreign currency translation adjustment	-0-	154,093	-0-	154,093	(674)	153,419
Shares issued during the year	1,637,213	-0-	-0-	1,637,213	815,508	2,452,721
Conversion of long-term debt	957,728	-0-	-0-	957,728	-0-	957,728
Share based payment transactions	-0-	1,903,481	-0-	1,903,481	-0-	1,903,481
Balance, June 30, 2024	26,308,903	3,169,580	(34,119,602)	(4,641,119)	851,291	(3,789,828)
Net income/(loss)	-0-	-0-	(4,529,868)	(4,529,868)	(39,382)	(4,569,250)
Foreign currency translation adjustment	-0-	(175,482)	-0-	(175,482)	(593)	(176,075)
Shares issued during the year	2,940,659	-0-	-0-	2,940,659	31,565	2,972,224
Share based payment transactions	-0-	442,067	-0-	442,067	-0-	442,067
Balance, June 30, 2025	$29,249,562	$3,436,165	$(38,649,470)	$(5,963,743)	$ 842,881	$(5,120,862)

SURF LAKES GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

	2025	2024
Cash flows from operating activities:		
Net loss	$ (4,569,250)	$ (5,562,388)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	16,170	27,579
Foreign currency translation	(176,075)	(93,435)
Shared-based payments	442,067	1,903,481
Decrease (increase) in operating assets:		
Trade and other receivables, net	978	212,672
Prepaid expenses and other current assets	(129,823)	(2,663)
Operating lease right-of-use assets	70,874	(51,396)
Bonds	8,453	773
(Decrease) increase in operating liabilities:		
Accounts payable and other current liabilities	107,544	(189,590)
Operating lease liabilities	(50,612)	51,295
Deferred revenue	77,601	-0-
Net cash used in operating activities	(4,202,073)	(3,703,672)
Cash flows from investing activities:		
Purchases of property and equipment	(56,448)	(16,778)
Proceeds from disposals of property and equipment	88,654	-0-
Proceeds from release of security deposits	248	(10,052)
Net cash provided by (used in) investing activities	32,454	(26,830)
Cash flows from financing activities:		
Proceeds from issuance of stock	2,972,224	2,452,721
Redemption of convertible notes	-0-	236,918
Proceeds from convertible notes	666,756	-0-
Repayments of long-term debt	-0-	(121,768)
Proceeds from short-term debt	182,046	-0-
Net cash provided by financing activities	3,821,026	2,567,871
Net decrease in cash	(348,593)	(1,162,631)
Cash - beginning of year	510,868	1,673,499
Cash - end of year	$ 162,275	$ 510,868